SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2010

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:    'Director/PDMR Shareholding'

23 February 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

PARTNERSHIP SHARES

The share interests of the under-noted directors and persons discharging managerial responsibility have increased following the monthly purchase of partnership shares by the Trustees, Equiniti Share Plan Trustees Limited, under the Aviva All Employee Share Ownership Plan (the Plan).

The following transactions took place in London on 22 February 2010 and the Company was advised on 23 February 2010.

Director/PDMR	Shares Awarded (25p Ord)	% of Issued Share Capital	Share Price	Aviva shares held following purchase	% of Issued Share Capital
Notified in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b)
Mark Hodges	33	Negligible	381.8p	139,091	0.005
Philip Scott	33	Negligible	381.8p	512,716	0.019
Notified in accordance with DR 3.1.4 R(1)(a)
Alain Dromer	33	Negligible	381.8p	826	Negligible
Amanda Mackenzie	33	Negligible	381.8p	6,276	Negligible
Robin Spencer	33	Negligible	381.8p	33	Negligible

If you should have any queries concerning this announcement please contact Fahrin Ribeiro, Group Secretarial (020 7662 7577).

E G Jones, Group Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date    23 February, 2010

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary